                                                                   EXHIBIT NO. 1


[DELTIC TIMBER CORPORATION LETTERHEAD APPEARS HERE]
NEWS RELEASE


    December 18, 1997
     3:30 (CST)


Deltic Timber Corporation (NYSE-DEL) today issued $30 million of 7.54 percent Cumulative Mandatory Redeemable Preferred Equity ("the Preferred") to The Prudential Insurance Company of America ("Prudential"). The Preferred is redeemable on December 31, 2002 at par value. Dividends are cumulative and payable quarterly beginning March 15, 1998.

President and Chief Executive Officer, Ron L. Pearce, commented, "We are pleased to have Prudential as a shareholder and appreciate the confidence they have in our business plan. This confidence is evidenced by their subscription to our entire $30 million Preferred issue." Chairman of the Board, Robert C. Nolan said, "This equity issue will facilitate continuation of the growth strategy we enumerated before investors at the time of our spin off from Murphy Oil Corporation almost one year ago. As an independent public company Deltic is better able to access the capital markets than as a subsidiary. Proceeds will be utilized to fund Deltic's ongoing timberland acquisition program which has added over 29,000 acres since its inception and for general corporate purposes."

Deltic was assisted with this issue by Stephens Inc. of Little Rock, Arkansas.